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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                        *

                                  RED HAT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   756577 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

             / /    Rule 13d-1(b)

             / /    Rule 13d-1(c)

             /X/    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages


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CUSIP NO.      756577 10 2           13G                   PAGE  2  OF  5  PAGES
               -----------                                      ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                 Nancy Young
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

                 U.S.A.
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0 shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       18,163,652 shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0 shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    18,163,652 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

                 18,163,652 shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

                 12.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

                 IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 Pages


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                                  SCHEDULE 13G


Item 1(a).        NAME OF ISSUER:  Red Hat, Inc.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  2600 Meridian Parkway, Durham, NC  27713.

Item 2(a).        NAME OF PERSON FILING:  Nancy Young.

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  The address of the principal business office of Nancy Young is c/o Red Hat, Inc., 2600 Meridian Parkway, Durham, NC 27713.

Item 2(c).        CITIZENSHIP:  United States.

Item 2(d).        TITLE OF CLASS OF SECURITIES:  Common Stock, $.0001 Par Value.

Item 2(e).        CUSIP NUMBER:  756577 10 2

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

Item 4.           OWNERSHIP.

                  (a)      Amount Beneficially Owned:  18,163,652 shares
                           Shares beneficially owned includes 7,281,840 shares held of record by Robert F. Young, Mrs. Young's husband, 600,000 held by the Robert F. Young GRAT dated April 28, 1999, 400,000 shares held of record by the Young Family Trust dated April 28, 1999 and 2,836,320 shares held of record by trusts for the benefit of Mrs. Young's children. Mrs. Young disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein, and this statement shall not be deemed an admission that Mrs. Young is the beneficial owner of these shares for any purpose. Shares beneficially owned also includes 600,000 shares held of record by the Nancy
                           R. Young GRAT dated April 28, 1999.

                  (b)      Percent of Class:      12.2%

                           The foregoing percentage is calculated based on the 148,933,572 shares of Common Stock reported to be outstanding as of December 31, 1999 in a Form S-1 filed January 14, 2000.

                  (c) Number of shares as to which such person has:


                               Page 3 of 5 Pages

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                           (i)      sole power to vote or to direct the vote: 0

                           (ii)     shared power to vote or to direct the vote:
                                    18,163,652

                           (iii)    sole power to dispose or direct the
                                    disposition of: 0

                           (iv) shared power to dispose or direct the disposition of: 18,163,652

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

Item 10.          CERTIFICATION.

                  Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).


                               Page 4 of 5 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2000

                                          /s/ NANCY YOUNG
                                          -------------------------------------
                                          Nancy Young


                                 Page 5 of 5 Pages